UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                            GP Strategies Corporation
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Scott B. Bernstein, Esq., Caxton Corporation, 315 Enterprise Drive,
                  Plainsboro, New Jersey 08536 (609) 936-2580
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104               SCHEDULE 13D                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            628,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        628,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      628,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.71%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GDK, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            59,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        59,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      59,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.54%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                 Page 4 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            687,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        687,900
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      687,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, 9 West 57th Street, New York, NY 10019 beneficially owned by Caxton International Limited and GDK, Inc.

Item 3:     Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      Since July 29, 1999 an aggregate of $1,600,225 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired an additional 146,800 shares of Common Stock. All of the foregoing amounts were paid out of Caxton International's working capital.

Item 4:     Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

            On October 6, 1999, the Company announced that its Board of Directors had approved a merger with VS & A Communications Partners III, L.P., in which holders of the Common Stock and Class B Capital Stock will receive $13.75 per share payable in cash upon consummation of the merger. Certain members of the Company management are participating in the transaction and have agreed to vote in favor of the merger. The persons filing this report reserve the right to oppose the proposed merger if the terms are not considered to be adequate.

Item 5:     Interest in Securities of the Issuer.

      Item 5, subparagraph (a) is hereby amended by replacing the first two sentences thereof with the following:

            (a) Caxton International beneficially owns 628,400 shares of Common Stock, representing approximately 5.71% of the total shares of Common Stock issued and outstanding. GDK beneficially owns 59,500 shares of the Common Stock, representing approximately 0.54% of the total shares of Common Stock issued and outstanding.

            Item 5, subparagraph (c) of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

            (c) Caxton International acquired the additional shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between July 29, 1999 and October 7, 1999. See Exhibit B for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased by Caxton International during the past 60 days. See Exhibit C for the disclosure of (1) the date, (2) the price and
      (3) the amount of shares of Common Stock sold by GDK during the past 60 days.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 12, 1999                 CAXTON INTERNATIONAL LIMITED

                                 By:  /s/ William J. Anderson
                                     -------------------------------------------
                                     Name:  William J. Anderson
                                     Title: Director

                                 By:  /s/ Maxwell Quin
                                     -------------------------------------------
                                     Name:  Maxwell Quin
                                     Title: Secretary

                                 /s/ Bruce S. Kovner
                                 -----------------------------------------------
                                 Bruce S. Kovner, by /s/Peter D'Angelo as
                                 Attorney-in-Fact


                                 GDK, Inc.

                                 By:  /s/ William J. Anderson
                                     -------------------------------------------
                                     Name:  William J. Anderson
                                     Title: Director

                                 By:  /s/ Maxwell Quin
                                     -------------------------------------------
                                     Name:  Maxwell Quin
                                     Title: Secretary

                                                                       Exhibit A


                       Item 7: JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

The Joint Acquisition Statement between Caxton International Limited, Bruce S. Kovner, and GDK, Inc, dated August 4, 1999, pursuant to Rule 13d-1(k) promulgated under the Exchange Act, (incorporated herein by reference to the Schedule 13D filed with the Commission on August 6, 1999).

                                                                       Exhibit B

                Caxton International Limited
                        No of Shares                  Price per Share
 Trade Date            Purchased(Sold)                (Excluding Commission)

   8/11/99                  9700                              7.9807
   8/16/99                  4800                                8.5
   8/20/99                  1900                              7.9375
   8/26/99                   600                               7.875
    9/1/99                  48000                             10.6628
    9/2/99                  12000                             11.1526
    9/3/99                  3100                              11.1875
    9/8/99                  3000                              10.875
   9/14/99                  7200                              10.8229
   9/15/99                  3600                              10.8125
   9/15/99                   100                              11.0625
   9/16/99                  7100                                11
   9/21/99                  1000                               11.25
   10/4/99                  2700                               10.75
   10/6/99                  500                               12.375
   10/7/99                 41500                              12.2105

                                                                       Exhibit C

                         GDK, Inc.
                        No of Shares                  Price per Share
  Trade Date           Purchased(Sold)                (Excluding Commission)

   8/16/99                 (4300)                             8.3125
   8/16/99                  (200)                             8.3125
   8/17/99                 (3000)                             8.5625
   8/17/99                 (1300)                             8.5625
   8/18/99                 (5900)                               8.5
   8/24/99                 (4800)                             7.8125
   10/6/99                 (2300)                             10.6875
   10/7/99                 (2100)                             12.1875